Exhibit (e)(15)

AVENTIS

Stock Option Continuity Plan 1999

Terms and Conditions

For the option rights issued on
September 7, 1999

by Hoechst AG
(the “Company”)

Definitions

For purposes of these terms and conditions, the following terms shall be defined as set forth below:

•	Allottee	as defined in Sec. 1.1

•	Aventis Group	Aventis and any and all of its affiliated companies as defined in Article L.233-3 of the New French Code of Commerce

•	Blackout Period	as defined in Sec. 3.4

•	Company	as defined on the cover page

•	Exercise Day	as defined in Sec. 5

•	Exercise Notice Form	as defined Sec. 4.2

•	Exercise Period	as defined in Sec. 3.3

•	Included Companies	as defined in Sec. 7.1

•	Options Administrator	as defined in Sec. 4.1

•	Option Right	as defined in Sec. 1.1

•	Share	as defined in Sec. 1.1

•	Strike Price	as defined in Sec. 2

•	Vesting Period	as defined in Sec. 3.2

§ 1

Contents of the option rights

1.1.                              Each individual option right (the “Option Right”) entitles the holder thereof (the “Allotee”) to purchase one share of Aventis, Strasbourg, France, securities with identification number 925,700 (Frankfurt am Main Stock Exchange, (each a “Share”) at the Strike Place.

1.2.                              The Company may, at its own discretion, instead of settling any one claim under an Option Right by delivery of one Share, fully settle such claim by paying a sum equivalent to the difference between the closing price (SchluBkurs) of Shares on the Frankfort Stock Exchange (in XETRA) on the Exercise Day and the Strike Price.

§ 2

Strike Price

The price at which one Share may be purchased after exercise of one Option Right is €40.21 per Share (the “Strike Price”).

§ 3

Term, Vesting Period
Exercise Period, Blackout Periods

3.1.                              The term of the Option Rights is 10 years.  It ends on September 7, 2009 at 24.00 (Frankfurt am Main time).

3.2.                              Option Rights may not be exercised prior to September 7, 2002 (the “Vesting Period”) other than in the circumstances stated under Sec. 7.

3.3.                              Option Rights may be exercised in the period beginning on September 7, 2002 (Frankfurt am Main time) and expiring on (and including) September 7, 2009 at 24.00 hours (Frankfurt am Main time) (the “Exercise Period”).  Option Rights not exercised by the end of the Exercise Period are automatically forfeited without giving recourse to damages or compensation.

3.4.                              The Company may specify periods during the Exercise Period in which the exercise of Option Rights is not permitted (the “Blackout Periods”).  If Option Rights are exercised during Blackout Periods, they are deemed not to have been exercised.  Generally, Blackout Periods shall not exceed a period of 5 weeks each and shall be confined to the following periods:

(a)                                                          the period immediately preceding those days (and including the actual day and up to two days after such day) on which current data on Aventis or the Aventis Group as such is made available to the public (e.g. Publication of provisional sales and profits figures, publication of annual, half-yearly or quarterly results, general meetings),

(b)                                                         the period in which the exercise of Option Rights, in the reasonable discretion of the Management Board of Aventis, needs to be prohibited in order to avoid material or immaterial harm to Aventis or the Aventis Group, including the impression that the Allottees could have made use of price-sensitive information not publicly known, or to protect the overriding interests of Aventis or the Aventis Group.

3.5.                              Regardless of Blackout Periods as defined in Sec. 3.4 above, the Company reserves the right to designate specific Allottees as insiders for reasonable periods of time under the conditions mentioned above in Sec. 3.4 lit. b), thereby prohibiting these Allottees from exercising their option rights within such periods of time.

3.6.                              Notification of the Blackout Periods or periods as defined in Sec. 3.5 above will always be given reasonably in advance, unless the situation does not allow for such in advance in notification.

§ 4

Exercise of Option Rights

4.1.                              The Company will announce an external company (the “Options Administrator”) responsible for the administration (exercise, monitoring etc.) of the allotted Option Rights in the name of the Company.  Accordingly, the Company will deliver to the Options Administrator all information necessary for the administration.  The

Company is entitled to replace the Options Administrator at its own discretion.

4.2.                              Option Rights are exercised by issuing to the Options Administrator as designated by the Company from time to time in accordance with Art. 4.1 hereof, an exercise notice using the exercise notice form provided by the Company or the Options Administrator (the “Exercise Notice Form”).

The exercise notice shall be considered properly issued and thus valid only if it is entirely filled out, without deletions or unsolicited additions or amendments, and signed by the Allottee.  The form of transmission shall correspond to the specifications in the Notice Form.  The Exercise Notice Form may state additional requirements for the proper and valid issue of the exercise notice, notably payment of the Strike Price, as well as an appropriate amount for taxes and fiscal charges to be withheld by the Company, or the Allottee’s employer respectively, and evidence of entitlement to exercise Option Rights.  The Option Rights may also be exercised in any form agreed upon between the Options Administrator and the Company (e.g. web-based exercises).

4.3.                              The number of Option Rights exercised on any Exercise Day must be at least 500 or any multiple of 100 above this.  In case the number or remaining Option Rights is less than 1,000, all such remaining Option Rights must be exercised at once.

4.4.                              Any exercise of Option Rights is irrevocable.

§ 5

Exercise Day

The “Exercise Day” is the day on which the Options Administrator receives the Exercise Notice Form until 11.00 hours (Frankfurt am Main time) on any stock exchange trading day in Frankfurt am Main (the “Exercise Day”).  In case any Exercise Notice Form is received by the Options Administrator on any given stock exchange trading day after 11.00 hours (Frankfurt am Main) the Exercise Day for the respective Option Right shall be deemed to be the following stock exchange trading day.  If Option Rights are exercised on a day that is not a stock exchange trading day in Frankfurt am Main, the first subsequent stock exchange trading day in Frankfurt am Main is deemed to be the Exercise Day for the Option Rights so exercised.

§ 6

Non-Transferability, Heritability

6.1.                              Option Rights cannot be transferred, assigned, pledged or otherwise disposed of.

6.2.                              Option Rights are heritable.  When Option Rights are inherited all rights of the Allottee pass to the heir(s).  Sec. 7.6 remains unaffected.  The Company8 and the Options Administrator are entitled to request reasonable evidence of such transfer upon exercise of any such transferred Option Rights.

§ 7

Termination of Employment,
Withdrawal of a Company from the Aventis Group

7.1.                              Subject to the special rules in the following paragraphs, Option Rights may be exercised only if (i) the Allottee has – up to (and on) the Exercise Day – been continuously employed by Hoechst AG or any other company of the Aventis Group whose managerial employees have been granted Option Rights on the basis of the decision of the General Meeting of Hoechst AG on May 4, 1999, and if (ii) the said Allottee is not under notice of termination of his/her employment contract.  Any move between any two included Companies does not affect these rights.  If members of executive bodies or senior executives have service or employment contracts with a limited term owing to the nature of their functions, then for the entire duration of employment these contracts shall be deemed to constitute one continuous period of employment for the purposes of this provision, provided that the respective contracts have been extended or renewed without interruption in service, and that no notice of termination has been given.

7.2.                              If the employment ends for any reason before September 7, 2000, the Option Rights are automatically forfeited without giving recourse to damages or compensation.

7.3.                              If the employment ends by mutual agreement or due to termination notice given for organizational changes on or after September 7, 2000,  the Option Rights are exercisable within 30 days immediately following termination of employment but no later than September 7, 2009.

7.4.                              If the employment is terminated by retirement (under the employer’s retirement eligibility rules or applicable law) or disability on or after September 7, 2000, the Option Rights continue to exist and may be exercised as set out in these terms and conditions.

7.5.                              If employment is terminated by death on or after September 7, 2000, the Option Rights pass to the heir(s).  The Option Rights are exercisable by the heir(s) for one year from date of death but no later than September 7, 2009.

7.6.                              If the employment of an Allottee ends on or after September ;7, 2002 due to notice of termination given by the Allottee, the Option Rights remain exercisable until the end of 30 days after the termination date of employment in accordance with these terms and conditions but in no instance after September 7, 2009.

7.7.                              If employment is terminated by the employer for cause (as defined in applicable labour law), the Option Rights will cease without giving recourse to damages or compensation if and to the extent that they have not been exercised at the time that notice of termination is given.

7.8.                              If a company, a business unit or section of a business unit by which the Allottee is employed or to which he is assigned leaves the Aventis Group before September 7, 2000 the Option Rights cease to exist without giving recourse to damages or compensation unless any arrangement is made to the contrary.  This applies also if the Allottee, without other sound reasons, invokes any rights of objection to the transfer of employment.  The date of leaving is deemed to be the day on which the Aventis Group loses its majority shareholding and/or majority voting rights in the company or that on which the assets essential to the business unit or section of a business unit pass to the legal successor.  If any of the above described events occurs on or after September 7, 2000, the Option Rights are exercisable within a period of six months immediately following such event, but no later than September 7, 2009, unless any other arrangement is reached.

7.9.                              If a change of control in Hoechst AG or Aventis occurs, the Company is entitled, but not obliged, to terminate the Option Rights within a period of six months, provided the Allottee is compensated with at least the same value of the Option Rights on the date of the change of control.  Such compensation may comprise a facility to acquire options on shares of the controlling company, options geared to the stock exchange price of the controlling company or a cash settlement.  A change in control takes place if and as soon as a notification is made in accordance with § 21, § 22 of the German Securities Trading Law (WpHG) or Article L.233-6 of the New French Commercial Code, by a party required to give notice, that 50% or more of the voting rights in Hoechst AG, respectively in Aventis, have been acquired.

7.10.                        If a change takes place in the control of an Aventis Group Company other than Hoechst AG or Aventis the Company is entitled, but not obliged, to terminate the Option Rights within a period of six months on the condition that the Allottee is compensated with at least the same value of the Option Rights on the date of the change of control.

Such compensation may comprise a facility to acquire options to shares of the controlling company, options geared to the stock exchange price of the controlling company or a cash settlement.

7.11.                        Any Option Rights not exercised by the end of any of the above defined deadlines are automatically forfeited without giving recourse to damages or compensation.

§ 8

Protection against Dilution of Equity

8.1.                              If, during the term of the Option Rights, there are changes in the capital stock of Aventis or there are restructuring measures that have a direct effect on the equity capital of Aventis (e.g. share split), the Company is entitled, but not obliged, to adjust the number of Option Rights and/or the terms and conditions in such a way that the total value of the Option Rights available to an Allottee after the relevant measure by and large corresponds to the total value of the Option Rights available to the Allottee immediately before the measure in question was implemented.

8.2.                              The Company will make no adjustment to the Option Rights or to the terms and conditions if such adjustment is unlawful or is already being undertaken as a legal requirement.

§ 9

Miscellaneous

9.1.                              Evidence of the Option Rights of all Allottees is recorded in one or more multiple certificates that are deposited with the Options Administrator or on behalf of the Options Administrator.

9.2.                              Should any of the provisions of these terms and conditions be or become invalid or inapplicable, the validity or applicability of the remaining provisions will remain unaffected.  Any gap resulting from such invalidity or inapplicability and any other gap will be filled in by the Company in its reasonable judgment reflecting the spirit of the agreement and paying due regard to the interests of those involved.  This applies also to the extent that the timescale of an action is affected (duration, deadline); in such instances a timescale (duration, deadline) as close as legally possible to that desired replaces that initially agreed.

9.3.                              Headings are provided solely for guidance and should not be taken into account in any interpretation of the text.

§ 10

Applicable Law,
Place of Performance and Place of Jurisdiction.

10.1.                        The form and contents of the Option Rights, as well as all rights and duties of the Allottees and the contents of these terms and conditions, are governed in every respect by the law of the Federal Republic of

Germany to the exclusion of the provisions of international private law and of uniform UN Sales Law.

10.2.                        The place of performance is the corporate seat of the company having granted the Option Rights to the Allottee.  The non-exclusive place of jurisdiction for all legal disputes arising from or in conjunction with the Option Rights and matters governed by these terms and conditions is the corporate seat of the company having granted the Option Rights to the Allottee.